SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 -Company Registry (NIRE) 41300036535

CVM Registration 1431-1B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Clarifications on questions from CVM/B3

COPEL (“Company”), a company that produces, transmits, distributes and sells energy, hereby provides clarification on the questioning regarding atypical oscillation involving securities issued by the Company, requested through Official Letter 210/2022-SLS, sent on February 24, 2022 by B3 (“Official Letter”), which is transcribed below.

____________________________________________________

CIA Paranaense de Energia - Copel

Attn. Adriano Rudek de Moura

Investor Relations Officer

Re: Request for clarification on atypical fluctuation

Dear Sir/Madam,

Given the latest fluctuations in the price of the company’s securities, the number of trades and the trading volume, as shown below, we hereby request you to inform, by February 25, 2022, if you are aware of any fact that can justify these fluctuations.

Common Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Close	Variation %	# Trades	Amount	Volume (R$)
2/11/2022	6.35	6.30	6.39	6.33	6.30	-0.94	2,115	862,200	5,453,803.00
2/14/2022	6.30	6.17	6.32	6.25	6.27	-0.47	4,067	1,393,100	8,704,428.00
2/15/2022	6.27	6.25	6.45	6.38	6.40	2.07	3,209	992,600	6,329,686.00
2/16/2022	6.42	6.37	6.49	6.42	6.37	-0.46	1,583	595,800	3,824,634.00
2/17/2022	6.41	6.29	6.41	6.34	6.31	-0.94	1,516	545,200	3,458,405.00
2/18/2022	6.31	6.27	6.39	6.32	6.32	0.15	1,916	593,100	3,750,658.00
2/21/2022	6.35	6.25	6.38	6.30	6.25	-1.10	1,240	429,400	2,706,438.00
2/22/2022	6.23	6.21	6.32	6.26	6.26	0.16	1,973	596,900	3,739,115.00
2/23/2022	6.27	6.25	6.36	6.31	6.31	0.79	2,936	1,003,300	6,327,770.00
2/24/2022*	6.21	5.97	6.21	6.02	6.00	-4.91	8,383	4,490,000	27,049,443.00

*Updated until 530 p.m.

____________________________________________________

In reply to the request, the Company informs that is unaware of any material factor or information not yet disclosed to the market directly related to Copel or its activities that may have influenced the oscillation - considered atypical by the Official Letter - of its common shares (“ON” or “CPLE3”) on February 24, 2022.

It should be noted that CPLE3 shares also present lower liquidity than the other securities issued by the Company. CPLE3 shares' average daily trading volume (“ADTV”) for the last 60 days was R$6,515 thousand. Thus, larger volume transactions, even if only conducted by a few investors, may significantly affect the Company's common share price. In fact, during the last 12 months there were at least 11 cases in which the volume traded was close to or higher than on February 24, 2022.

Also, according to preliminary information, on February 24, 2022 the main transactions that impacted the common share price were executed by non-resident investors. These transactions may have been driven by international and macroeconomic events on the same day.

Curitiba, February 25, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 25, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.